UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49713

Accenture SCA

(Exact name of registrant as specified in its charter)

46A, Avenue J.F. Kennedy

L-1855 Luxembourg

(352) 26 42 35 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class I Common Shares, par value per share €1.25

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports*:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of the 1934, Accenture SCA has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ACCENTURE HOLDINGS PLC, as successor by merger to Accenture SCA

Date: August 26, 2015	By:	/s/ Joel Unruch
	Name:	Joel Unruch
	Title:	Assistant Secretary

*	On August 26, 2015, Accenture SCA, a Luxembourg partnership limited by shares and direct subsidiary of Accenture plc, and Accenture Holdings plc, an Irish company and direct subsidiary of Accenture plc (“Accenture Holdings”), completed a merger in which Accenture SCA was merged with and into Accenture Holdings, with Accenture Holdings as the surviving entity, and Accenture SCA was dissolved without going into liquidation. The merger was effective on August 26, 2015. This Form 15 relates solely to the reporting obligations of Accenture SCA under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and does not affect the reporting obligations of Accenture Holdings as its successor issuer under the Exchange Act.